
TANGER®
OUTLET CENTERS

2001 Annual Report


TANGER
OUTLET CENTERS

erican Tradition for 20 Years

Tanger Factory Outlet Centers, Inc., headquartered in Greensboro, North Carolina, is a self-administered, self-managed real estate investment trust which develops, acquires, owns and operates upscale outlet shopping centers. We provide all development, leasing, operations and management services for our centers. Each center is branded as a Tanger Outlet Center.

Currently, we own and operate 29 Tanger Outlet Centers, located in 20 states. The portfolio totals 5.3 million square feet, approximately 1,150 stores, with a diverse tenant base of over 250 companies. Our tenants are primarily comprised of large national brand-name manufacturers and retailers who sell their products directly to the consumer at substantial savings.

For over 20 years, we have provided consumers convenient, attractive shopping centers where they find quality, selection and great values on leading designer apparel, brand-name footwear, home products, electronics and much more.

Tanger Factory Outlet Centers, Inc. has been listed on the New York Stock Exchange since 1993 and is traded under the ticker symbol SKT. Please visit our website, www.tangeroutlet.com, for more information about our outlet centers and our company.


CELEBRATING
TANGER'S
20th
ANNIVERSARY
Buy Direct
Brand Names
Outlet Shopping
1981 - 2001


TANGER
OUTLET CENTERS

Financial Highlights

For The Year *(In thousands, except per share and percent data)*	2001	2000	%Change
Total revenues	$ 111,068	$ 108,821	+ 2
EBITDA(1)	$ 68,198	$ 67,832	+ 1
Funds from operations(2)	$ 37,768	$ 38,203	– 1
Dividends and distributions	$ 28,479	$ 28,348	—
Average shares outstanding(3)	11,707	11,706	—
Weighted average GLA(4)	5,299	5,115	+ 4
Average sales per square foot	$ 294	$ 281	+ 5
Per Share			
Funds from operations(2)	$ 3.23	$ 3.26	– 1
Dividends and distributions(5)	$ 2.44	$ 2.43	—
Dividend payout ratio(6)	75%	71%	+ 4
At Year-End			
Real estate assets, before depreciation	$ 599,266	$ 584,928	+ 3
Total assets	$ 476,272	$ 487,408	– 2
Common shares outstanding(3)	7,930	7,918	—
GLA open at year end(4)	5,332	5,179	+ 3
Occupancy rate	96%	96%	—

(1) EBITDA represents earnings before gain (loss) on sale or disposal of real estate, extraordinary item, asset write-down, minority interest, interest expense, income taxes, depreciation and amortization.

(2) Funds from operations is defined as net income (loss) before extraordinary items and gains (losses) on sale or disposal of depreciable operating properties, plus depreciation and amortization uniquely significant to real estate.

(3) Assumes all preferred shares, share and unit options and partnership units of the Operating Partnership are converted to common shares.

(4) GLA represents square feet of gross leasable area.

(5) Represents per share and unit amounts to common shareholders and holders of units in the Operating Partnership. Does not include per share amounts to preferred shareholders which were $21.96 and $21.87 for 2001 and 2000, respectively.

(6) Annual dividends and distributions as a percent of funds from operations for such year.


$85
$97
$104
$108
$111
'97
'98
'99
'00
'01

Total Revenues
(in millions of dollars)


$52
$62
$66
$67
$68
'97
'98
'99
'00
'01

EBITDA
(in millions of dollars)


4.5
5.0
5.1
5.2
5.3
'97
'98
'99
'00
'01

Gross Leasable Area
(in millions of square feet)


TANGER
OUTLET CENTERS

Chairman & President's Letter

Dear Fellow Shareholders, Employees and Customers:


Stanley K. Tanger,
Founder, Chairman & CEO

This will be our 21st year as a successful outlet center developer and our 9th year as a public company. Since inception, our company has focused exclusively on the business we know best – developing, managing and operating outlet shopping centers across the United States of America. Continued focus on the core principals of our business has enabled us to achieve better than expected 2001 fiscal year results, especially in view of the turmoil created by the September 11th tragedies coupled with the country's most challenging economic environment in the past ten years. A brief summary of our 2001 fiscal year financial and operational results follows:


Steven B. Tanger,
President & COO

- Funds from Operations (FFO) for the fiscal year 2001 was $3.23 per share beating consensus estimates by $.02.
- FFO for the 4th quarter of 2001 was $.98 per share compared to $.71 in 2000 – an increase of 38%.
- FFO for the 4th quarter of 2000 included a non-recurring charge for development expenses on abandoned projects. Adjusted to exclude that one-time charge, FFO for the 4th quarter of 2000 was $.87 per share. Excluding the adjustment, the 4th quarter 2001 FFO of $.98 represents a 13% increase over the 4th quarter 2000 FFO.
- EBITDA increased 9% in the fourth quarter and .5% for the year as compared to the corresponding periods in the prior year.

Revenue Growth and High Occupancy

A strong 4th quarter and year-end performance was achieved as the result of the long-term financial and operational strategies that were implemented by management several years ago. Specifically, monitoring market demographics of each of our shopping centers has been an essential element in the success of our efforts to re-tenant centers where high-volume brand-name tenants such as Polo Ralph Lauren, Tommy Hilfiger, The GAP, Coach Leatherware and others have replaced low volume tenants. During 2001, overall occupancy remained high and average base rental revenues per square foot increased in our portfolio of properties. Tenant sales and traffic



in Tanger Outlet Centers were up even though the apparel business experienced actual price deflation and the inflation rate in the U.S. was at its lowest level in more than 40 years. The success of our leasing efforts is summarized as follows:

- 82% of the renewable 684,000 square feet in 2001 was renewed with existing tenants at a 6% higher average rental rate. In addition, we re-tenanted 269,000 square feet at a 10% increase in average base rent.
- Occupancy at year-end was 96%.
- Traffic at our centers was up 4.5% for the year and 12% in December.
- Total tenant sales were up 8% for the year to $1.4 billion.
- Same space sales were up 8% for the fourth quarter and 5% for the year to $294 per square foot.
- Base rentals increased 6% in the fourth quarter and 5% for the year.
- Total revenues increased 4% in the fourth quarter and 2% for the year.
- Average base rental income generated per square foot increased 2% to $14.22 in 2001 from $13.97 in 2000.

Our successful leasing strategy lessened our exposure to excess space inventory. As of December 31, 2001, our portfolio was 96% occupied and consisted of 29 shopping centers, located in 20 states, with 5.3 million square feet of gross leasable area. This is the 20th consecutive year that the Company's year-end occupancy has been 96% or greater.

Our leasing challenges and opportunities never cease. During 2002, approximately 927,000 square feet in our portfolio will come up for renewal, 20% of which is located in our very successful Riverhead (Long Island), New York center. Through the end of February, we have already renewed approximately 341,000 square feet (37% of the year's total) at a 5% increase in average base rent.

Tenant Sales Increase

The sales performance of our tenants in 2001 was better than expected, given the prediction of a soft retail climate post September 11th. During the fourth quarter, same-store sales increased 3% and same-space sales increased 8% (same-store sales compares sales of tenant stores open the



full two year period ended December 31, 2001, whereas, same-space sales compares sales of space occupied for the full calendar year, regardless of the tenant). For the year, same-space sales increased by 5% to a record $294 per square foot. Total reported tenant sales in 2001 increased 8% over the prior year. Our success in re-tenanting stores with higher-volume tenants has contributed to the increased same space sales and traffic. Many of our tenants find their outlet store sales to be counter cyclical and very profitable. The outlet venue is attractive in an economic downturn, not only to the shopper seeking value, but also to the manufacturer seeking a viable market to sell excess product in a profitable environment. Tanger Outlet Centers continue to provide this win-win environment.

Limited Bankruptcy Risk

Ten tenants filed bankruptcy in 2001 representing 221,000 square feet in our shopping centers. In general, the outlet industry has not been the cause of the problems resulting in these bankruptcies, but has provided an on-going, viable distribution channel for the sale of excess inventory during the reorganization period. The resiliency of the outlet business and our successful leasing efforts minimized the effects of store closings during 2001. By design, our portfolio is highly diversified and does not have a large concentration with any one tenant. In fact, no single tenant represents more than 6.3% of the square footage in our portfolio.

Aggressive Expense Control

A critical aspect of our long-term strategy to improve our profitability is our on-going success in controlling expenses. Although our property operating expenses increased by $1.0 million, or 3%, in 2001 as compared to 2000, they decreased from $6.57 to $6.54 per square foot. Further, the property operating expenses for the fourth quarter of 2001 decreased approximately $629,000, or 7%, a reduction of $.19 per square foot from $1.79 to $1.60. The decrease per square foot is the result of a company wide effort to improve operating efficiencies and reduce costs in common area maintenance and marketing. These savings have been partially offset by increases in property taxes, insurance and other items.

As a result of the increase in tenants' average sales per square foot and our ability to control operational expenses, the average tenant occupancy costs in our centers decreased from 7.4% in 2000 to 7.1% in 2001. Reducing occupancy costs helps increase the profitability of our tenants' stores.



Strong Financial Condition

Our strong balance sheet maintains an appropriate amount of liquidity and access to capital based upon current economic and market conditions. Average debt outstanding and the average interest rate were up during 2001 because of our strategy of accessing long-term capital to finance our long-term assets. During 2001, approximately $43 million of new long-term secured debt was financed with nationally recognized financial institutions. The maturities of our existing unsecured lines of credit totaling $75 million were extended to June 30, 2003. Also the sale of $100 million 7-year senior unsecured public notes at an interest rate of 9.125% was completed in February, 2001. The proceeds of the public notes were used primarily to refinance maturing public notes at a fixed rate of 8.75%. Because of our ability to finance long-term assets with long-term debt, over 68% of our total outstanding debt matures after 2005. Approximately 59% of our portfolio and 51% of our debt is unsecured.

Since the beginning of the 4th quarter of 2001 to help offset the increase in our fixed rate bond financing, we have bought back $19.4 million of our 7.875% notes due in October 2004 at par or below. Based on current short-term borrowing rates, the purchase of these bonds will produce a substantial interest savings during 2002. These purchases were funded by our unsecured lines of credit that do not mature before June 30, 2003. Including the bond purchases, more than 80% of our current debt remains at fixed interest rates.

Maintaining our dividend as a tangible return on our shareholders' investment is our Board of Directors' high priority. Dividends have been paid every quarter since becoming a public company in 1993, and our Board has voted to increase the annual dividend each year as well. Currently, our annual dividend is $2.44 per common share representing a 75% payout ratio of 2001 FFO. Keeping a low payout ratio allows us to retain cash flow and provides substantial coverage of the dividend. In addition, 78% of the common dividend paid to shareholders in 2001 was classified as return of capital.

Exciting New Development

Construction is progressing rapidly on a 260,000 square foot Phase I of the planned 400,000 square foot Tanger Outlet Center in Myrtle Beach, South Carolina. This center is being developed as a joint venture of which we own a 50% interest. The grand opening of the first phase is scheduled for July 5, 2002 and will feature over 50 national brand name manufacturers and retail-



ers who sell their products directly to the consumer at substantial savings. It is currently 83% leased, with additional leases to be finalized prior to the grand opening. Our leasing department is working aggressively with our tenants to lease the balance of the shopping center, so that we can continue the construction of Phase II with limited risk. Myrtle Beach, also known as South Carolina's Grand Strand, has been one of the nation's top vacation resorts for many years. The Grand Strand, known for its 60 miles of coastline and over 100 golf courses, hosts approximately 14 million visitors annually. Please join us for the grand opening celebration at the Tanger Outlet Center in Myrtle Beach, South Carolina on July 5, 2002.

Continued Community Involvement

Our company takes pride in its civic responsibility for our families and our home communities across the country by supporting local police, fire and rescue departments. Our community efforts extend to annual campaigns to raise funds for the American Cancer Society and local school systems.

During October and November 2001, Tanger hosted its 8th annual Breast Cancer Awareness Campaign. Through our successful 1% Day, discount booklet sales and other fund-raising efforts at our 29 shopping centers, $538,000 was raised to benefit the American Cancer Society chapters in the local communities that we call home. Cumulatively, since 1994 our campaign has raised more than $1.6 million for the American Cancer Society's Breast Cancer Awareness Campaign. Additionally, many of our shopping centers hosted and our employees participated in the American Cancer Society's Relay For Life, a 24 hour walk-a-thon, where communities came together to honor those who have fought cancer. We are proud to be leaders in these events bringing together our employees, tenants' employees, customers and local communities in an effort to help find a cure for cancer.

Our company also believes in promoting the education of our youth across the country. For the ninth consecutive year, we have supported local schools by hosting the 10% Educational Rebate Program. During the first and second quarters of 2001, 17 Tanger Outlet Centers donated to local schools, with no strings attached, over $100,000 representing 10% of sales from shoppers that designated their Tanger receipts to a specific school. Schools across the country will use these funds to purchase books, athletic equipment, musical instruments, school supplies and for class trips. Since its commencement in 1993, this program has generated approximately $500,000 in donations for participating schools.


TANGER
OUTLET CENTERS

Chairman & President's Letter

Future Opportunities.

We hope that you are pleased with the results and excellent progress our company made in 2001. Mindful of the challenges and opportunities facing us this year, we will continue to conduct our business with rigorous attention to detail, candor and integrity. With our strong portfolio of properties, experienced management team and dedicated employees, our company is well positioned for the future. Whenever you are traveling across the country, please visit a Tanger Outlet Center and get to know more about us. See our mall manager for a coupon book that offers discounts on quality brand-name merchandise direct from the manufacturer.

We sincerely thank our fellow employees – now numbering over 275 nationwide, our three outside directors for their hard work and dedication, and our shareholders for their on-going support.

Please join us for the 2002 annual shareholders meeting at 10:00 a.m., Friday, May 17, 2002 at the O. Henry Hotel, 624 Green Valley Road, Greensboro, North Carolina.

Sincerely,

Stanley K. Tanger
Founder, Chairman of the Board
and Chief Executive Officer

Steven B. Tanger
President and Chief Operating Officer


POLO RALPH LAUREN

TANGER OUTLET CENTERS

Casa Grande, AZ


GAP
OUTLET
liz claiborne outlet

Blowing Rock, NC



Ft. Myers (Sanibel), FL



Locust Grove, GA


OLD NAVY OUTLET
OLD NAVY OUTLET


Serving Cities & Metropolitan Markets
Serving Tourist & Resort Areas
Under Construction
Corporate Headquarters

1 Boaz, Alabama △
Serving Birmingham and Huntsville
I-59 at Exit 183, Highway 431
800-405-2193
80,730 Sq. Ft.

2 Casa Grande, Arizona △
Serving Phoenix and Tucson
I-10 at Highway 84, Exit 198
800-405-5016
184,768 Sq. Ft.

3 Barstow, California △
Serving Los Angeles and Las Vegas
I-15 at Lenwood Road
800-409-3175
105,950 Sq. Ft.

4 Fort Myers (Sanibel), Florida □
Sanibel Island Resort area
I-75, Exit 21 to Summerlin Road
888-471-3939
198,789 Sq. Ft.

5 Commerce,Georgia △
Serving Atlanta and Greenville, SC
Tanger I
I-85, Exit 53 Highway 441
800-405-9555
185,750 Sq. Ft.

6 Commerce,Georgia △
Serving Atlanta and Greenville, SC
Tanger II
I-85, Exit 53
800-405-9828
342,556 Sq. Ft.

7 Dalton, Georgia △
Serving Atlanta and Chattanooga
I-75 at Walnut Avenue, Exit 136
800-409-7029
173,430 Sq. Ft.

8 Locust Grove, Georgia △
Serving Atlanta and Macon
I-75, Exit 68
800-406-0833
248,854 Sq. Ft.

9 Seymour, Indiana △
Serving Indianapolis and Louisville
I-65, Highway 50, Exit 50 East
800-406-1154
141,051 Sq. Ft.

* Opening Summer 2002

TANGER
OUTLET CENTERS

Coast to Coast Locations

10 Williamsburg, Iowa △
Serving Des Moines and Iowa City
I-80, Exit 220
800-406-2887
277,230 Sq. Ft.

11 Gonzales, Louisiana △
Serving New Orleans and Baton Rouge
I-10 at Highway 30, Exit 177
800-406-2112
245,098 Sq. Ft.

12 Kittery, Maine I & II ☐
13 *Coastal Route 1*
1 hour North of Boston
2 centers Route 95, Exit 3
800-406-490
84,397 Sq. Ft.

14 Bourne, Massachusetts ☐
Cape Cod Resort Area and one hour from Boston
Bourne Rotary
800-406-8435
23,417 Sq. Ft.

15 West Branch, Michigan ☐
Serving Detroit & Northern Michigan Resort Areas
I-75, Exit 212
800-406-8874
112,420 Sq.Ft.

16 North Branch, Minnesota △
Serving Minneapolis
I-35 and Highway 95, Exit 147
800-409-3631
134,480 Sq. Ft.

17 Branson, Missouri ☐
Music City Resort Area
West Highway 76
800-707-2762
277,494 Sq. Ft.

18 North Conway, New Hampshire ☐
19 *White Mountain Resort Area*
L.L. Bean Center/Clover Center
Route 16
800-407-4078
61,915 Sq. Ft.

20 Riverhead, New York △
Serving NY City & L.I. Resort Area
I-495 East, Long Island Expressway, Exit 72
800-407-4894
729,238 Sq. Ft.

21 Blowing Rock, North Carolina ☐
North Carolina Mountains Resort Area
Highway 321 at Blue Ridge Parkway
800-720-6728
105,448 Sq. Ft.

22 Nags Head, North Carolina ☐
Outer Banks Resort Area
Highway 158
800-720-6747
82,254 Sq. Ft.

23 Lancaster, Pennsylvania ☐
Amish Country Tourist Area
Route 30 East
800-408-3477
255,059 Sq. Ft.

24 Myrtle Beach, South Carolina* ⊜
Tourist Market
Highway 17 & Conway By-pass
800-000-000
400,000 Sq. Ft.

25 Pigeon Forge, Tennessee ☐
Smoky Mountain Resort Area
Highway 441 at Davis Road
800-408-5775
94,750 Sq. Ft.

26 Sevierville, Tennessee ☐
Smoky Mountain Resort Area
Highway 441
800-408-8377
353,941 Sq. Ft.

27 San Marcos, Texas △
Serving San Antonio and Austin
I-35, Exit 200 at Center Point Road
800-408-8424
441,432 Sq. Ft.

28 Terrell, Texas △
Serving Dallas
I-20 at Highway 34, Exit 501
800-409-0012
177,435 Sq. Ft.

29 Martinsburg, West Virginia △
Serving Baltimore and Washington, DC
I-81, Exit 1, King Street
800-409-8010
49,252 Sq. Ft.


L.L.Bean Factory Store
North Conway, NH


Lancaster, PA


liz claiborne
San Marcos, TX


TANGER
Outlet Center
nautica
Commerce, GA









Riverhead, NY


TANGER
OUTLET
CENTER

Commerce

29 Outlet Centers in 20 States


Brooks Brothers
FACTORY STORE

Kittery, ME


Reebok

Sevierville,

(In thousands, except per share and center data)	2001	2000	1999	1998	1997
OPERATING DATA					
Total revenues	$ 111,068	$ 108,821	$ 104,016	$ 97,766	$ 85,271
Income before (loss) gain on sale or disposal of real estate, minority interest and extraordinary item	9,492	12,249	17,070	15,109	17,583
Income before extraordinary item	7,356	4,312	15,837	12,159	12,827
Net income	7,112	4,312	15,588	11,827	12,827
SHARE DATA					
Basic:					
Income before extraordinary item	$ .70	$ .32	$ 1.77	$ 1.30	$ 1.57
Net income	$ .67	$ .32	$ 1.74	$ 1.26	$ 1.57
Weighted average common shares	7,926	7,894	7,861	7,886	7,028
Diluted:					
Income before extraordinary item	$ .70	$ .31	$ 1.77	$ 1.28	$ 1.54
Net income	$ .67	$ .31	$ 1.74	$ 1.24	$ 1.54
Weighted average common shares	7,948	7,922	7,872	8,009	7,140
Common dividends paid	$ 2.44	$ 2.43	$ 2.42	$ 2.35	$ 2.17
BALANCE SHEET DATA					
Real estate assets, before depreciation	$ 599,266	$ 584,928	$ 566,216	$ 529,247	$454,708
Total assets	476,272	487,408	490,069	471,795	416,014
Debt	358,195	346,843	329,647	302,485	229,050
Shareholders' equity	76,371	90,877	107,764	114,039	122,119
OTHER DATA					
EBITDA (1)	$ 68,198	$ 67,832	$ 66,133	$ 61,991	$ 52,857
Funds from operations (1)	$ 37,768	$ 38,203	$ 41,673	$ 37,048	$ 35,840
Cash flows provided by (used in):					
Operating activities	$ 44,626	$ 38,420	$ 43,175	$ 35,787	$ 39,214
Investing activities	$ (23,269)	$ (25,815)	$ (45,959)	$ (79,236)	$ (93,636)
Financing activities	$ (21,476)	$ (12,474)	$ (3,043)	$ 46,172	$ 55,444
Gross leasable area open at year end	5,332	5,179	5,149	5,011	4,458
Number of centers	29	29	31	31	30

(1) EBITDA and Funds from Operations ("FFO") are widely accepted financial indicators used by certain investors and analysts to analyze and compare companies on the basis of operating performance. EBITDA represents earnings before minority interest, gain (loss) on sale or disposal of real estate, extraordinary items, asset write downs, interest expense, income taxes, depreciation and amortization. FFO is defined as net income (loss), computed in accordance with generally accepted accounting principles, before extraordinary items and gains (losses) on sale or disposal of depreciable operating properties, plus depreciation and amortization uniquely significant to real estate. We caution that the calculations of EBITDA and FFO may vary from entity to entity and as such the presentation of EBITDA and FFO by us may not be comparable to other similarly titled measures of other reporting companies. EBITDA and FFO are not intended to represent cash flows for the period. EBITDA and FFO have not been presented as an alternative to operating income or as an indicator of operating performance, and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion should be read in conjunction with the consolidated financial statements appearing elsewhere in this report. Historical results and percentage relationships set forth in the consolidated statements of operations, including trends which might appear, are not necessarily indicative of future operations. Unless the context indicates otherwise, the term "Company" refers to Tanger Factory Outlet Centers, Inc. and the term "Operating Partnership" refers to Tanger Properties Limited Partnership. The terms "we", "our" and "us" refer to the Company or the Company and the Operating Partnership together, as the text requires.

The discussion of our results of operations reported in the consolidated statements of operations compares the years ended December 31, 2001 and 2000, as well as December 31, 2000 and 1999. Certain comparisons between the periods are made on a percentage basis as well as on a weighted average gross leasable area ("GLA") basis, a technique which adjusts for certain increases or decreases in the number of centers and corresponding square feet related to the development, acquisition, expansion or disposition of rental properties. The computation of weighted average GLA, however, does not adjust for fluctuations in occupancy that may occur subsequent to the original opening date.

Cautionary Statements

Certain statements made below are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995 and included this statement for purposes of complying with these safe harbor provisions. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words 'believe', 'expect', 'intend', 'anticipate', 'estimate', 'project', or similar expressions. You should not rely on forward-looking statements since they involve known and unknown risks, uncertainties and other factors which are, in some cases, beyond our control and which could materially affect our actual results, performance or achievements. Factors which may cause actual results to differ materially from current expectations include, but are not limited to, the following:

- general economic and local real estate conditions could change (for example, our tenant's business may change if the economy changes, which might effect (1) the amount of rent they pay us or their ability to pay rent to us, (2) their demand for new space, or (3) our ability to renew or re-lease a significant amount of available space on favorable terms);
- the laws and regulations that apply to us could change (for instance, a change in the tax laws that apply to REITs could result in unfavorable tax treatment for us);
- availability and cost of capital (for instance, financing opportunities may not be available to us, or may not be available to us on favorable terms);
- the level and volatility of interest rates may fluctuate in an unfavorable manner;
- our operating costs may increase or our costs to construct or acquire new properties or expand our existing properties may increase or exceed our original expectations.

General Overview

At December 31, 2001, we owned 29 centers in 20 states totaling 5,332,000 square feet of operating GLA compared to 29 centers in 20 states totaling 5,179,000 square feet of operating GLA as of December 31, 2000. The increase is primarily due to the completion of the expansion at our San Marcos, TX center during 2001. The center now contains over 441,000 square feet of gross leasable space.

In September 2001, we established a 50% ownership joint venture, TWMB Associates, LLC ("TWMB"), with respect to our Myrtle Beach, South Carolina project with Rosen–Warren Myrtle Beach LLC ("Rosen–Warren") and began construction on the first phase of a new 400,000 square foot Tanger Outlet Center in Myrtle Beach, SC. The first phase will consist of approximatley 260,000 square feet and include over 50 brand name outlet tenants. Stores are tentatively expected to begin opening in July of 2002.

A summary of the operating results for the years ended December 31, 2001, 2000 and 1999 is presented in the following table, expressed in amounts calculated on a weighted average GLA basis.

	2001	2000	1999
GLA open at end of period (000's)	5,332	5,179	5,149
Weighted average GLA (000's) (1)	5,299	5,115	4,996
Outlet centers in operation	29	29	31
New centers acquired	—	—	1
Centers disposed of or sold	—	2	1
Centers expanded	1	5	5
States operated in at end of period	20	20	22
Occupancy percentage at end of period	96	96	97
Per square foot			
Revenues			
Base rentals	$ 14.22	$ 13.97	$ 13.85
Percentage rentals	.52	.64	.63
Expense reimbursements	5.70	5.87	5.59
Other income	.52	.79	.76
Total revenues	20.96	21.27	20.83
Expenses			
Property operating	6.54	6.57	6.12
General and administrative	1.55	1.44	1.46
Interest	5.69	5.39	4.85
Depreciation and amortization	5.39	5.13	4.97
Total expenses	19.17	18.53	17.40
Income before (loss) gain on sale or disposal of real estate, minority interest and extraordinary item	$ 1.79	$ 2.74	$ 3.43

(1) GLA weighted by months of operations. GLA is not adjusted for fluctuations in occupancy that may occur subsequent to the original opening date.

Results of Operations

2001 Compared to 2000

Base rentals increased $3.9 million, or 5%, in the 2001 period when compared to the same period in 2000. The increase is primarily due to the effect of the expansion completed in 2001, as mentioned in the General Overview above, and the full year effect of expansions completed in the fourth quarter of 2000, offset by the loss of rent from the sales of the centers in Lawrence, Kansas and McMinnville, Oregon in June 2000. Base rent per weighted average GLA increased by $.25 per square foot, or 2%, as a result of the expansions which had a higher average base rent per square foot compared to the portfolio average and the sales of the centers in Lawrence, KS and McMinnville, OR which had a lower average base rent per square foot compared to the portfolio average.

Percentage rentals, which represent revenues based on a percentage of tenants' sales volume above predetermined levels, decreased by $518,000, or 16%, and on a weighted average GLA basis, decreased $.12 per square foot in 2001 compared to 2000. Same-space sales for the year ended December 31, 2001, defined as the weighted average sales per square foot reported in space open for the full duration of each comparison period, increased 5% to $294 per square foot due to our efforts to re-merchandise selected centers by replacing low volume tenants with high volume tenants. However, for the year ended December 31, 2001, reported same-store sales, defined as the weighted average sales per square foot reported by tenants for stores open since January 1, 2000, decreased by 2% compared with the previous year.

Expense reimbursements, which represent the contractual recovery from tenants of certain common area maintenance, insurance, property tax, promotional, advertising and management expenses generally fluctuates consistently with the reimbursable property operating expenses to which it relates. Expense reimbursements, expressed as a percentage of property operating expenses, decreased to 87% in 2001 from 89% in 2000 primarily as a result of higher real estate taxes due to revaluations, increases in property insurance premiums and increases in other non-reimbursable expenses.

Other income decreased $1.3 million in 2001 as compared to 2000. The 2000 period included gains on sales of land outparcels totaling $908,000 and the recognition of business interruption insurance proceeds relating to the Stroud, Oklahoma center, which was destroyed by a tornado in May 1999, totaling $985,000. These items were offset in part by increases in the 2001 period in vending and interest income.

Property operating expenses increased by $1.0 million, or 3%, in 2001 as compared to 2000. On a weighted average GLA basis, property operating expenses decreased from $6.57 to $6.54 per square foot. The decrease per square foot is the result of a company-wide effort to improve operating efficiencies and reduce costs in common area maintenance and marketing partially offset by increases in real estate taxes, property insurance and other non-reimbursable expenses.

General and administrative expenses increased $865,000, or 12%, in 2001 as compared to 2000 primarily due to increases in professional fees and provisions for bad debts. As a percentage of revenues, general and administrative expenses were approximately 7.4% of revenues in 2001 and 6.8% in 2000. On a weighted average GLA basis, general and administrative expenses increased $.11 per square foot from $1.44 in 2000 to $1.55 in 2001.

Interest expense increased $2.6 million during 2001 as compared to 2000 due primarily to our increased debt levels attributable to development completed in 2001 and the full year effect of expansions completed in the fourth quarter of 2000. Our strategy to replace short-term, variable rate debt with long-term, fixed rate debt and extend our average debt maturities has resulted in an overall higher interest rate on outstanding debt. Also, $295,200 paid to terminate certain interest rate swap agreements during the first quarter of 2001 contributed to the increase in interest expense. Depreciation and amortization per weighted average GLA increased 5% from $5.13 per square foot in the 2000 period to $5.39 per square foot in the 2001 period due to a higher mix of tenant finishing allowances included in buildings and improvements which are depreciated over shorter lives (i.e. over lives generally ranging from 3 to 10 years as opposed to other construction costs which are depreciated over lives ranging from 15 to 33 years).

The asset write-down recognized in 2000 represents the write off of all development costs associated with our site in Ft. Lauderdale, Florida, as well as additional costs associated with various other non-recurring development activities at other sites, which were discontinued. The costs associated with the Ft. Lauderdale site were written off because we terminated our contract to purchase twelve acres of land in Dania Beach/Ft. Lauderdale, FL.

The loss on sale of real estate during 2000 represents the loss recognized on the sale of our centers in Lawrence, KS and McMinnville, OR and the land and the remaining site improvements in Stroud, OK. Net proceeds received from the sale of the centers totaled $7.1 million. As a result of the two center sales, we recognized a loss on sale of real estate of $5.9 million. The combined net operating income of these two centers represented approximately 1% of the total portfolio's operating income. We sold the Stroud land and site improvements in December 2000 and received net proceeds of approximately $723,500 in January 2001. As a result of this sale, we recognized a loss of $1 million on the sale of real estate in the fourth quarter of 2000.

The extraordinary losses recognized in 2001 represent the write-off of unamortized deferred financing costs related to debt that was extinguished during each period prior to its scheduled maturity.

2000 Compared to 1999

Base rentals increased $2.3 million, or 3%, in the 2000 period when compared to the same period in 1999. The increase is primarily due to the effect of the expansions during 2000 and the fourth quarter of 1999 plus the acquisition of the Ft. Lauderdale, FL center in November of 1999, offset by the loss of rent from the sales of the centers in Lawrence, KS and McMinnville, OR and the full year effect of the loss of the Stroud, OK center. Base rentals per weighted average GLA increased $.12 per square foot due to the sale of the Lawrence, KS and McMinnville, OR centers and the loss of the Stroud, OK center, all of which had lower average base rentals per square foot than the portfolio average.

Percentage rentals, which represent revenues based on a percentage of tenants' sales volume above predetermined levels, increased by $112,000, or 4%, and on a weighted average GLA basis, increased $.01 per square foot in 2000 compared to 1999. Same-space sales for the year ended December 31, 2000, defined as the weighted average sales per square foot reported in space open for the full duration of each comparison period, increased 7% to $281 per square foot due to our efforts to re-merchandise selected centers by replacing low volume tenants with high volume tenants. However, for the year ended December 31, 2000, reported same-store sales, defined as the weighted average sales per square foot reported by tenants for stores open since January 1, 1999, were flat compared with the previous year.

Expense reimbursements, which represent the contractual recovery from tenants of certain common area maintenance, insurance, property tax, promotional, advertising and management expenses generally fluctuates consistently with the reimbursable property operating expenses to which it relates. Expense reimbursements, expressed as a percentage of property operating expenses, decreased to 89% in 2000 from 91% in 1999 primarily as a result of a lower average occupancy rate and higher operating expenses in the 2000 period compared to the 1999 period.

Other income increased $280,000 in 2000 as compared to 1999. The increase is primarily due to gains on sale of out parcels of land totaling $908,000 during 2000 as compared to $687,000 in 1999.

Property operating expenses increased by $3.0 million, or 10%, in 2000 as compared to 1999. On a weighted average GLA basis, property operating expenses increased from $6.12 to $6.57 per square foot. The increases are the result of certain real estate tax assessments and higher common area maintenance expenses.

General and administrative expenses increased $68,000, or 1%, in 2000 as compared to 1999. As a percentage of revenues, general and administrative expenses were approximately 6.8% of revenues in 2000 and 7.0% in 1999. On a weighted average GLA basis, general and administrative expenses decreased $.02 per square foot from $1.46 in 1999 to $1.44 in 2000. The decrease in general and administrative expenses per square foot reflects our efforts to control general and administrative expenditures.

Interest expense increased $3.3 million during 2000 as compared to 1999 due to additional financing necessary to fund the expansions of 2000, the acquisition in Fort Lauderdale, FL, higher average interest rates and additional amortization of deferred financing charges incurred during the year for the more than $75 million in debt obtained during 2000. Depreciation and amortization per weighted average GLA increased from $4.97 per square foot in 1999 to $5.13 per square foot in the 2000 period due to a higher mix of tenant finishing allowances included in buildings and improvements which are depreciated over shorter lives (i.e., over lives generally ranging from 3 to 10 years as opposed to other construction costs which are depreciated over lives ranging from 15 to 33 years).

The asset write-down recognized in 2000 represents the write off of all development costs associated with our site in Ft. Lauderdale, FL, as well as additional costs associated with various other non-recurring development activities at other sites, which were discontinued. The costs associated with the Ft. Lauderdale site were written off because we terminated our contract to purchase twelve acres of land in Dania Beach/Ft. Lauderdale, FL.

The loss on sale of real estate during 2000 represents the loss recognized on the sale of our centers in Lawrence, KS and McMinnville, OR and the land and the remaining site improvements in Stroud, OK. Net proceeds received from the sale of the centers totaled $7.1 million. As a result of the two center sales, we recognized a loss on sale of real estate of $5.9 million. The combined net operating income of these two centers represented approximately 1% of the total portfolio's operating income. We sold the Stroud land and site improvements in December 2000 and received net proceeds of approximately $723,500 in January 2001. As a result of this sale, we recognized a loss of $1 million on the sale of real estate in the fourth quarter of 2000.

The extraordinary losses recognized in 1999 represent the write-off of unamortized deferred financing costs related to debt that was extinguished during each period prior to its scheduled maturity.

Liquidity and Capital Resources

Net cash provided by operating activities was $44.6, $38.4 and $43.2 million for the years ended December 31, 2001, 2000 and 1999, respectively. The increase in cash provided by operating activities in 2001 compared to 2000 is primarily due to changes in other assets and accounts payable and accrued expenses. The decrease in cash provided by operating activities in 2000 compared to 1999 is primarily due to higher interest rate costs and a decrease in accounts payable. Net cash used in investing activities amounted to $23.3, $25.8 and $46.0 million during 2001, 2000 and 1999, respectively, and reflects the acquisitions, expansions and dispositions of real estate during each year. Cash used in financing activities of $21.5, $12.5 and $3.0 in 2001, 2000 and 1999, respectively, has fluctuated consistently with the capital needed to fund the current development and acquisition activity and reflects increases in dividends paid during 2001, 2000 and 1999.

Joint Ventures

Effective August 7, 2000, we announced the formation of a joint venture with C. Randy Warren Jr., former Senior Vice President of Leasing of the Company. The new entity, Tanger-Warren Development, LLC ("Tanger-Warren"), was formed to identify, acquire and develop sites exclusively for us. We agreed to be co-managers of Tanger-Warren, each with 50% ownership interest in the joint venture and any entities formed with respect to a specific project. As of December 31, 2001, our investment in Tanger-Warren amounted to approximately $9,000 and the impact of this joint venture on our results of operations has been insignificant.

In September 2001, we established a joint venture, TWMB Associates, LLC ("TWMB"), with respect to our Myrtle Beach, South Carolina project with Rosen-Warren Myrtle Beach LLC ("Rosen-Warren"). We and Rosen-Warren, each as 50% owners, contributed $4.3 million in cash for a total initial equity in TWMB of $8.6 million. In September 2001, TWMB began construction on the first phase of a new 400,000 square foot Tanger Outlet Center in Myrtle Beach, SC. The first phase is projected to cost $34.6 million and will consist of approximately 260,000 square feet and include over 50 brand name outlet tenants. Currently, leases for over 215,000 square feet, or 83% of the first phase are fully executed. Stores are tentatively expected to begin opening in July of 2002. We currently anticipate construction of a 140,000 square foot second, and final phase to cost $13.7 million. Prior to beginning construction on the second phase, Rosen-Warren and we each will be required to contribute an additional $1.75 million in cash for a total equity contribution in phase two of TWMB of $3.5 million. Upon the opening of phase one of the Myrtle Beach property, we will receive on-going asset management fees.

In conjunction with the beginning of construction, TWMB closed on a construction loan in the amount of $36.2 million with Bank of America, NA (Agent) and SouthTrust Bank, the proceeds of which will be used to develop the Tanger Outlet Center in Myrtle Beach, SC. As of December 31, 2001, the construction loan had a $10,000 balance. All debt incurred by this unconsolidated joint venture is secured by its property as well as joint and several guarantees by Rosen-Warren and us. We do not expect events to occur that would trigger the provisions of the guarantee because our properties have historically produced sufficient cash flow to meet the related debt service requirements.

Either owner in TWMB has the right to initiate the sale or purchase of the other party's interest no sooner than October 25, 2002. If such action is initiated, one owner would determine the fair market value purchase price of the joint venture and the other would determine whether they would take the role of seller or purchaser. The partner who is to designate the fair market value purchase price would be determined by the toss of a coin. If either Rosen-Warren or we enacted this provision and depending on our role in the transaction as either seller or purchaser, we could potentially incur a cash outflow for the purchase of Rosen-Warren's interest. However, we do not expect this event to occur in the near future based on the positive expectations of developing and operating an outlet center in the Myrtle Beach area.

Other Developments

We have an option to purchase the retail portion of a site at the Bourne Bridge Rotary in Cape Cod, Massachusetts. Obtaining appropriate approvals for the Bourne project from the local authorities continues to be a challenge and consequently, we are reviewing the viability of maintaining an option on the property.

Any developments or expansions that we, or a joint venture that we are involved in, have planned or anticipated may not be started or completed as scheduled, or may not result in accretive funds from operations. In addition, we regularly evaluate acquisition or disposition proposals and engage from time to time in negotiations for acquisitions or dispositions of properties. We may also enter into letters of intent for the purchase or sale of properties. Any prospective acquisition or disposition that is being evaluated or which is subject to a letter of intent may not be consummated, or if consummated, may not result in accretive funds from operations.

Financing Arrangements

On February 9, 2001, we issued $100 million of 9.125% senior, unsecured notes, maturing on February 15, 2008. The net proceeds of $97 million were used to repay all of the outstanding indebtedness under the $75 million 8.75% notes which were due March 11, 2001. The net proceeds were also used to repay the $20 million LIBOR plus 2.25% term loan due January 2002 with Fleet National Bank and Bank of America. The interest rate swap agreements associated with this loan were terminated at a cost of $295,200 which has been included in interest expense. In addition, approximately $180,000 of unamortized costs were written off as an extraordinary item. The remaining proceeds were used for general operating purposes.

On March 26, 2001, we entered into a five year collateralized loan with Wells Fargo Bank for $24 million at a variable rate of LIBOR plus 1.75%. The proceeds were used to reduce amounts outstanding under existing lines of credit. Additionally, on March 26, 2001, we extended the maturity date of our existing $29.5 million term loan with Wells Fargo Bank from July 2005 to March 2006.

On May 1, 2001, we entered into an eight year collateralized loan with John Hancock Life Insurance Company for $19.45 million at a fixed rate of 7.98%. The proceeds were used to reduce amounts outstanding under existing lines of credit.

During the fourth quarter of 2001, we purchased at par approximately $14.5 million of our outstanding 7.875% senior, unsecured public notes that mature in October 2004. The purchases were funded by amounts available under our unsecured lines of credit which do not mature until June 2003. Additionally during the first quarter of 2002, we have purchased at par or below, an additional $4.9 million of the October 2004 notes bringing the total purchased to $19.4 million.

At December 31, 2001, approximately 51% of our outstanding debt represented unsecured borrowings and approximately 59% of our real estate portfolio was unencumbered. The average interest rate, including loan cost amortization, on average debt outstanding for the year-ended December 31, 2001 was 8.79%.

We intend to retain the ability to raise additional capital, including public debt or equity, to pursue attractive investment opportunities that may arise and to otherwise act in a manner that we believe to be in our best interest and our shareholders' interests. During the second quarter of 2001, we amended our shelf registration for the ability to issue up to $200 million in debt and $200 million in equity securities. We may also consider the use of operational and developmental joint ventures, selling certain properties that do not meet our long-term investment criteria as well as outparcels on existing properties to generate capital to reinvest into other attractive investment opportunities.

We maintain unsecured, revolving lines of credit that provide for unsecured borrowings up to $75 million at December 31, 2001. During 2001, we extended the maturity of each of our three $25 million lines to June 30, 2003. Also during 2001, we cancelled a $25 million line of credit which reduced our borrowing ability from lines of credit from $100 million to $75 million.

Based on cash provided by operations, existing credit facilities, ongoing negotiations with certain financial institutions and our ability to sell debt or equity subject to market conditions, we believe that we have access to the necessary financing to fund the planned capital expenditures during 2002.

We anticipate that adequate cash will be available to fund our operating and administrative expenses, regular debt service obligations, and the payment of dividends in accordance with REIT requirements in both the short and long term. Although we receive most of our rental payments on a monthly basis, distributions to shareholders are made quarterly and interest payments on the senior, unsecured notes are made semi-annually. Amounts accumulated for such payments will be used in the interim to reduce the outstanding borrowings under the existing lines of credit or invested in short-term money market or other suitable instruments.

Contractual Obligations and Commercial Commitments

The following table details our contractual obligations and commercial commitments over the next five years and thereafter (in thousands):

Contractual Obligations	2002	2003	2004	2005	2006	Thereafter
Debt	$2,288	$23,785	$63,941	$23,888	$53,899	$190,394
Operating leases	2,264	1,914	1,832	1,824	1,819	64,401
	$4,552	$25,699	$65,773	$25,712	$55,718	$254,795

Our debt agreements require the maintenance of certain ratios, including debt service coverage and leverage, and limit the payment of dividends such that dividends and distributions will not exceed funds from operations, as defined in the agreements, for the prior fiscal year on an annual basis or 95% of funds from operations on a cumulative basis. We have historically been and currently are in compliance with all of our debt covenants. We expect to remain in compliance with all our existing debt covenants; however, should circumstances arise that would cause us to be in default, the various lenders would have the ability to accelerate the maturity on our outstanding debt.

We operate in a manner intended to enable us to qualify as a REIT under the Internal Revenue Code (the "Code"). A REIT which distributes at least 90% of its taxable income to its shareholders each year and which meets certain other conditions is not taxed on that portion of its taxable income which is distributed to its shareholders. Based on our 2001 taxable income to shareholders, we were required to distribute approximately $3,044,000 in order to maintain our REIT status as described above. We distributed approximately $19,315,000 to common shareholders during 2001, significantly more than our required distributions. If events were to occur that would cause our actual dividend to be reduced, we believe we still have an adequate margin regarding required dividend payments based on our historic dividend and taxable income levels to maintain our REIT status.

The following table details our commercial commitments (in thousands):

Commercial Commitments	2003	2004
Lines of credit	$54,050	—
Joint venture guarantee	—	$36,200
	$54,050	$36,200

We currently maintain three unsecured revolving credit facilities with major national banking institutions, totaling $75 million. As of December 31, 2001 amounts outstanding under these credit facilities totaled $20.95 million. All three credit facilities expire in June 2003.

We are party to a joint and several guarantee with respect to the $36.2 million construction loan obtained by TWMB. See "Joint Ventures" section above for further discussion of the guarantee.

Related Party Transactions

In May 2000, demand notes receivable totaling $3.4 million from Stanley K. Tanger, our Chairman of the Board and Chief Executive Officer, were converted into two separate term notes of which $2.5 million was due from Stanley K. Tanger and $845,000 was due from Steven B. Tanger, our President and Chief Operating Officer. The notes amortize evenly over five years with principal and interest at a rate of 8% per annum due quarterly. The balance of Stanley K. Tanger's note at December 31, 2001, through accelerated payments, was $797,000. Steven B. Tanger's note was paid in full during 2001. Additionally in August 2001, the Board of Directors amended the notes to adjust the interest rate from 8% per annum to 90 day LIBOR plus 1.75%. We believe the amended interest rate is at arm's length based on our current unsecured, variable borrowing rate.

During the first quarter of 2002, Stanley K. Tanger made a quarterly payment of $100,000.

Market Risk

We are exposed to various market risks, including changes in interest rates. Market risk is the potential loss arising from adverse changes in market rates and prices, such as interest rates. We do not enter into derivatives or other financial instruments for trading or speculative purposes.

We negotiate long-term fixed rate debt instruments and enter into interest rate swap agreements to manage our exposure to interest rate changes on our floating rate debt. The swaps involve the exchange of fixed and variable interest rate payments based on a contractual principal amount and time period. Payments or receipts on the agreements are recorded as adjustments to interest expense. In January 2000, we entered into new interest rate swap agreements on notional amounts totaling $20.0 million. In order to fix the interest rate, we paid $162,000. As mentioned previously in the "Financing Arrangements" section, these agreements subsequently were terminated in February 2001 at a cost of $295,200 which has been included in interest expense. In addition, approximately $180,000 of unamortized costs were written off as an extraordinary item. In December 2000, we entered into another interest rate swap agreement on notional amounts totaling $25.0 million. This agreement fixes the 30-day LIBOR index at 5.97% through January 2003. At December 31, 2001, we would have had to pay $973,000 to terminate this agreement. A 1% decrease in the 30-day LIBOR index would increase this amount by approximately $252,000. The fair value is based on dealer quotes, considering current interest rates. We do not intend to terminate our remaining interest rate swap agreement prior to its maturity. This derivative is currently carried on our books as a liability; however if held until maturity, the value of the swap will be zero at that time.

The fair market value of long-term fixed interest rate debt is subject to interest rate risk. Generally, the fair market value of fixed interest rate debt will increase as interest rates fall and decrease as interest rates rise. The estimated fair value of our total debt at December 31, 2001 was $358.2 million while the recorded value was $358.2 million, respectively. A 1% increase from prevailing interest rates at December 31, 2001 would result in a decrease in fair value of total debt by approximately $12.1 million. Fair values were determined from quoted market prices, where available, using current interest rates considering credit ratings and the remaining terms to maturity.

Critical Accounting Policies

We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Cost Capitalization

We capitalize fees and costs incurred to originate operating leases, including certain payroll, fringe benefits and other incremental direct costs, as deferred charges. The amount of these costs we capitalize is based on our estimate of the amount of costs directly related to executing successful leases. We amortize these costs to expense over the average minimum lease term.

We capitalize costs incurred for the construction and development of properties, including certain payroll, fringe benefits and direct and indirect project costs. The amount of these costs we capitalize is based on our estimate of the amount of costs directly related to the construction or development of these assets. Direct costs to acquire assets are capitalized once the acquisition becomes probable. The American Institute of Certified Public Accountants' Accounting Standards Executive Committee is currently considering a proposal that would limit the amount of overhead costs companies capitalize to certain payroll or payroll related costs. If this proposal is adopted, the amount of costs we capitalize will be less than would have been capitalized before the adoption of this proposal.

Impairment of Long-Lived Assets

Rental property held and used is reviewed for impairment in the event that facts and circumstances indicate the carrying amount of an asset may not be recoverable. In such an event, we compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount, and if less, recognize an impairment loss in an amount by which the carrying amount exceeds its fair value. We believe that no material impairment existed at December 31, 2001.

Revenue Recognition
Base rentals are recognized on a straight-line basis over the terms of the related leases. Substantially all leases contain provisions which provide additional rents based on tenants' sales volume ("percentage rentals") and reimbursement of the tenants' share of advertising and promotion, common area maintenance, insurance and real estate tax expenses. Percentage rentals are recognized when specified targets that trigger the contingent rent are met. Expense reimbursements are recognized in the period the applicable expenses are incurred. Payments received from the early termination of leases are recognized when the applicable space is released, or, otherwise are recognized over the remaining lease term. Business interruption insurance proceeds received are recognized as other income over the estimated period of interruption.

Funds from Operations

We believe that for a clear understanding of our consolidated historical operating results, FFO should be considered along with net income as presented in the audited consolidated financial statements included elsewhere in this report. FFO is presented because it is a widely accepted financial indicator used by certain investors and analysts to analyze and compare one equity real estate investment trust ("REIT") with another on the basis of operating performance. FFO is generally defined as net income (loss), computed in accordance with generally accepted accounting principles, before extraordinary items and gains (losses) on sale or disposal of depreciable operating properties, plus depreciation and amortization uniquely significant to real estate. We caution that the calculation of FFO may vary from entity to entity and as such the presentation of FFO by us may not be comparable to other similarly titled measures of other reporting companies. FFO does not represent net income or cash flow from operations as defined by generally accepted accounting principles and should not be considered an alternative to net income as an indication of operating performance or to cash flows from operations as a measure of liquidity. FFO is not necessarily indicative of cash flows available to fund dividends to shareholders and other cash needs.

Below is a calculation of FFO for the years ended December 31, 2001, 2000 and 1999 as well as actual cash flow and other data for those respective periods (in thousands):

	2001	2000	1999
Funds from Operations:			
Net income	$ 7,112	$ 4,312	$ 15,588
Adjusted for:			
Extraordinary item-loss on early extinguishment of debt	244	—	249
Minority interest	2,136	956	5,374
Depreciation and amortization uniquely significant to real estate	28,276	25,954	24,603
Loss (gain) on sale or disposal of real estate	—	6,981	(4,141)
Funds from operations before minority interest (1)	$ 37,768	$ 38,203	$ 41,673
Cash flow provided by (used in):			
Operating activities	$ 44,626	$ 38,420	$ 43,175
Investing activities	$ (23,269)	$ (25,815)	$ (45,959)
Financing activities	$ (21,476)	$ (12,474)	$ (3,043)
Weighted average shares outstanding (2)	11,707	11,706	11,698

(1) For the years ended December 31, 2000 and 1999, includes $908 and $687 in gains on sales of outparcels of land.

(2) Assumes our preferred shares, share and unit options and partnership units of the Operating Partnership held by the minority interest are all converted to our common shares.

New Accounting Pronouncements

The Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by FAS 137 and FAS 138, (collectively, "FAS 133"). Upon adoption on January 1, 2001, we recorded a cumulative effect adjustment of $216,500, net of minority interest of $83,000, in other comprehensive income (loss). At December 31, 2001 in accordance with the provisions of FAS 133, our sole interest rate swap agreement has been designated as a cash flow hedge and is carried on the balance sheet at fair value. At December 31, 2001, the fair value of the hedge is recorded as a liability of $973,000 in accounts payable and accrued expenses.

The FASB also issued Statement of Financial Accounting Standards Nos. 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets" ("FAS 141") and ("FAS 142"), respectively on June 29, 2001. The provisions of FAS 141 apply to all business combinations initiated after June 30, 2001. FAS 142 is required to be adopted beginning January 1, 2002. We currently do not have any assets identified as either goodwill or intangible assets.

In 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with Retirement of Long-Lived Assets" ("FAS 143"). FAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement costs. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. FAS No. 143 is effective for fiscal years beginning after June 15, 2002. We believe the provisions of FAS No. 143 will not have a significant effect on our results of operations or our financial position.

In 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." ("FAS 121"). FAS 144 retains the requirements of FAS 121 to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cashflows and to measure an impairment loss as the difference between the carrying amount and fair value of the asset. The provisions of FAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. We will implement the provisions of FAS 144 on January 1, 2002. We believe FAS 144 will not have a significant effect on our results of operations or our financial position.

Under both FAS No. 121 and 144, real estate assets designated as held for sale are stated at their fair value less costs to sell. We classify real estate as held for sale when our Board of Directors approves the sale of the assets and we have commenced an active program to sell the assets. Subsequent to this classification, no further depreciation is recorded on the assets. Under FAS No. 121, the operating results of real estate assets held for sale are included in continuing operations. Upon implementation of FAS No. 144 in 2002, the operating results of newly designated real estate assets held for sale will be included in discontinued operations in our results of operations. We currently do not have any assets that are held for sale.

During 2000, the American Institute of Certified Public Accountants' Accounting Standards Executive Committee issued an exposure draft Statement of Position ("SOP") regarding the capitalization of costs associated with property, plant and equipment. Under the proposed SOP, all property plant and equipment related costs would be expensed unless the costs are directly identifiable with specific projects and the proposal would limit the amount of overhead costs companies capitalize to certain payroll or payroll related costs. If this proposal is adopted, the amount of costs we capitalize will be less than would have been capitalized before the adoption of this proposal. The expected effective date of the final SOP is expected in late 2002 or 2003.

Economic Conditions and Outlook

The majority of our leases contain provisions designed to mitigate the impact of inflation. Such provisions include clauses for the escalation of base rent and clauses enabling us to receive percentage rentals based on tenants' gross sales (above predetermined levels, which we believe often are lower than traditional retail industry standards) which generally increase as prices rise. Most of the leases require the tenant to pay their share of property operating expenses, including common area maintenance, real estate taxes, insurance and advertising and promotion, thereby reducing exposure to increases in costs and operating expenses resulting from inflation.

While factory outlet stores continue to be a profitable and fundamental distribution channel for brand name manufacturers, some retail formats are more successful than others. As typical in the retail industry, certain tenants have closed, or will close, certain stores by terminating their lease prior to its natural expiration or as a result of filing for protection under bankruptcy laws.

Approximately 33% of our lease portfolio is scheduled to expire during the next two years. Approximately 927,000 square feet of space is up for renewal during 2002, 20% of which is located in our dominant center in Riverhead, NY, and approximately 848,000 square feet will come up for renewal in 2003. If we were unable to successfully renew or release a significant amount of this space on favorable economic terms, the loss in rent could have a material adverse effect on our results of operations.

We renewed 82% of the 684,000 square feet that came up for renewal in 2001 with the existing tenants at an average base rental rate of approximately 6% higher than the expiring rate. This compares with the renewal of 75% of the 690,000 square feet that came up for renewal in 2000 with the existing tenants at an average base rental rate 4% higher than the expiring rate. We also re-tenanted 269,000 square feet during 2001 at a 10% increase in the average base rental rate. This compares favorably with the 303,000 square feet that were released in 2000 at an average increase of 7%.

Existing tenants' sales have remained stable and renewals by existing tenants have remained strong. The existing tenants have already renewed approximately 341,000, or 37%, of the square feet scheduled to expire in 2002. In addition, we continue to attract and retain additional tenants. Our factory outlet centers typically include well-known, national, brand name companies. By maintaining a broad base of creditworthy tenants and a geographically diverse portfolio of properties located across the United States, we reduce our operating and leasing risks. No one tenant (including affiliates) accounts for more than 6% of our combined base and percentage rental revenues. Accordingly, we do not expect any material adverse impact on our results of operation and financial condition as a result of leases to be renewed or stores to be released.

As of December 31, 2001 and 2000, our centers were 96% occupied. Consistent with our long-term strategy of re-merchandising centers, we will continue to hold space off the market until an appropriate tenant is identified. While we believe this strategy will add value to our centers in the long-term, it may continue to reduce our average occupancy rates in the near term.

Report of Independant Accountants

To the Board of Directors and Shareholders of
TANGER FACTORY OUTLET CENTERS, INC. AND SUBSIDIARIES:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Tanger Factory Outlet Centers, Inc. and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 4 to the consolidated financial statements and in accordance with SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities", the Company changed its accounting method for derivative instruments and hedging activities.

PricewaterhouseCoopers LLP

Raleigh, NC
January 17, 2002

Consolidated Balance Sheets

(In thousands, except share data)	December 31, 2001	December 31, 2000
ASSETS		
Rental Property		
Land	$ 60,158	$ 59,858
Buildings, improvements and fixtures	539,108	505,554
Developments under construction	—	19,516
	599,266	584,928
Accumulated depreciation	(148,950)	(122,365)
Rental property, net	450,316	462,563
Cash and cash equivalents	515	634
Deferred charges, net	11,413	8,566
Other assets	14,028	15,645
Total assets	$ 476,272	$ 487,408
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Debt		
Senior, unsecured notes	$ 160,509	$ 150,000
Mortgages payable	176,736	135,313
Term note, unsecured	—	20,000
Lines of credit	20,950	41,530
	358,195	346,843
Construction trade payables	3,722	9,784
Accounts payable and accrued expenses	16,478	12,807
Total liabilities	378,395	369,434
Commitments		
Minority interest	21,506	27,097
Shareholders' equity		
Preferred shares, $.01 par value, 1,000,000 shares authorized, 80,600 shares issued and outstanding at December 31, 2001 and 2000	1	1
Common shares, $.01 par value, 50,000,000 shares authorized, 7,929,711 and 7,918,911 shares issued and outstanding at December 31, 2001 and 2000	79	79
Paid in capital	136,529	136,358
Distributions in excess of net income	(59,534)	(45,561)
Accumulated other comprehensive loss	(704)	—
Total shareholders' equity	76,371	90,877
Total liabilities and shareholders' equity	$ 476,272	$ 487,408

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Operations

(In thousands, except per share data)	Year Ended December 31, 2001	2000	1999
REVENUES			
Base rentals	$ 75,354	$ 71,457	$ 69,180
Percentage rentals	2,735	3,253	3,141
Expense reimbursements	30,207	30,046	27,910
Other income	2,772	4,065	3,785
Total revenues	111,068	108,821	104,016
EXPENSES			
Property operating	34,639	33,623	30,585
General and administrative	8,231	7,366	7,298
Interest	30,134	27,565	24,239
Depreciation and amortization	28,572	26,218	24,824
Asset write-down	—	1,800	—
Total expenses	101,576	96,572	86,946
Income before (loss) gain on sale or disposal of real estate, minority interest and extraordinary item	9,492	12,249	17,070
(Loss) gain on sale or disposal of real estate	—	(6,981)	4,141
Income before minority interest and extraordinary item	9,492	5,268	21,211
Minority interest	(2,136)	(956)	(5,374)
Income before extraordinary item	7,356	4,312	15,837
Extraordinary item - Loss on early extinguishment of debt, net of minority interest of $94 and $96 in 2001 and 1999	(244)	—	(249)
Net income	7,112	4,312	15,588
Less applicable preferred share dividends	(1,771)	(1,823)	(1,917)
Net income available to common shareholders	$ 5,341	$ 2,489	$ 13,671
Basic earnings per common share:			
Income before extraordinary item	$ 0.70	$ 0.32	$ 1.77
Extraordinary item	(0.03)	—	(0.03)
Net income	$ 0.67	$ 0.32	$ 1.74
Diluted earnings per common share:			
Income before extraordinary item	$ 0.70	$ 0.31	$ 1.77
Extraordinary item	(0.03)	—	(0.03)
Net income	$ 0.67	$ 0.31	$ 1.74

The accompanying notes are an integral part of these consolidated financial statements.

(In thousands, except share data)	Preferred Shares	Common Shares	Paid in Capital	Distributions in Excess of Net Income	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance, December 31, 1998	$ 1	$ 79	$ 137,530	$ (23,571)	$ —	$ 114,039
Net income	—	—	—	15,588	—	15,588
Conversion of 3,000 preferred shares into 27,029 common shares	—	1	(1)	—	—	—
Issuance of 500 common shares upon exercise of unit options	—	—	12	—	—	12
Repurchase and retirement of 48,300 common shares	—	(1)	(957)	—	—	(958)
Adjustment for minority interest in the Operating Partnership	—	—	(13)	—	—	(13)
Preferred dividends ($21.76 per share)	—	—	—	(1,918)	—	(1,918)
Common dividends ($2.42 per share)	—	—	—	(18,986)	—	(18,986)
Balance, December 31, 1999	1	79	136,571	(28,887)	—	107,764
Net income	—	—	—	4,312	—	4,312
Conversion of 4,670 preferred shares into 42,076 common shares	—	—	—	—	—	—
Adjustment for minority interest in the Operating Partnership	—	—	(213)	—	—	(213)
Preferred dividends ($21.87 per share)	—	—	—	(1,840)	—	(1,840)
Common dividends ($2.43 per share)	—	—	—	(19,146)	—	(19,146)
Balance, December 31, 2000	1	79	136,358	(45,561)	—	90,877
Comprehensive income:						
Net income	—	—	—	7,112	—	7,112
Unrealized loss on mark-to-market of cash flow hedge	—	—	—	—	(704)	(704)
Total comprehensive income	—	—	—	7,112	(704)	6,408
Issuance of 10,800 common shares upon exercise of unit options	—	—	201	—	—	201
Adjustment for minority interest in the Operating Partnership	—	—	(30)	—	—	(30)
Preferred dividends ($21.96 per share)	—	—	—	(1,770)	—	(1,770)
Common dividends ($2.44 per share)	—	—	—	(19,315)	—	(19,315)
Balance, December 31, 2001	$ 1	$ 79	$ 136,529	$ (59,534)	$ (704)	$ 76,371

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated Statements of Cash Flows

(In thousands)	Year Ended December 31, 2001	2000	1999
OPERATING ACTIVITIES			
Net income	$ 7,112	$ 4,312	$ 15,588
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	28,572	26,218	24,824
Amortization of deferred financing costs	1,309	1,264	1,005
Minority interest	2,042	956	5,278
Loss on early extinguishment of debt	338	—	345
Asset write-down	—	1,800	—
Loss (gain) on sale or disposal of real estate	—	6,981	(4,141)
Gain on sale of outparcels of land	—	(908)	(687)
Straight-line base rent adjustment	342	92	(214)
Increase (decrease) due to changes in:			
Other assets	2,213	(2,021)	(1,181)
Accounts payable and accrued expenses	2,698	(274)	2,358
Net cash provided by operating activites	44,626	38,420	43,175
INVESTING ACTIVITIES			
Acquisition of rental properties	—	—	(15,500)
Additions to rental properties	(20,368)	(36,056)	(34,224)
Additions to investments in joint ventures	(4,068)	(117)	—
Additions to deferred lease costs	(1,618)	(2,238)	(1,862)
Net proceeds from sale of real estate	723	8,598	1,987
Net insurance proceeds from property losses	—	4,046	6,451
Collections from (advances to) officers, net	2,062	(48)	(2,811)
Net cash used in investing activities	(23,269)	(25,815)	(45,959)
FINANCING ACTIVITIES			
Repurchase of common shares	—	—	(958)
Cash dividends paid	(21,085)	(20,986)	(20,904)
Distributions to minority interest	(7,394)	(7,362)	(7,325)
Proceeds from issuance of debt	279,075	172,595	185,055
Repayments of debt	(267,723)	(155,399)	(157,893)
Additions to deferred financing costs	(4,550)	(1,322)	(1,030)
Proceeds from exercise of unit options	201	—	12
Net cash used in financing activities	(21,476)	(12,474)	(3,043)
Net increase (decrease) in cash and cash equivalents	(119)	131	(5,827)
Cash and cash equivalents, beginning of period	634	503	6,330
Cash and cash equivalents, end of period	$ 515	$ 634	$ 503

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization of the Company

Tanger Factory Outlet Centers, Inc., a fully-integrated, self-administered, self-managed real estate investment trust ("REIT"), develops, owns and operates factory outlet centers. Recognized as one of the largest owners and operators of factory outlet centers in the United States, we own and operate 29 factory outlet centers located in 20 states with a total gross leasable area of approximately 5.3 million square feet at the end of 2001. We provide all development, leasing and management services for our centers.

Our factory outlet centers and other assets are held by, and all of our operations are conducted by, Tanger Properties Limited Partnership (the "Operating Partnership"). Prior to 1999, we owned the majority of the units of partnership interest issued by the Operating Partnership (the "Units") and served as its sole general partner. During 1999, we transferred our ownership of Units into two wholly owned subsidiaries, the Tanger GP Trust and the Tanger LP Trust. The Tanger GP Trust controls the Operating Partnership as its sole general partner. The Tanger LP Trust holds a limited partnership interest. All of the remaining Units are owned by the Tanger Family in an entity named the Tanger Family Limited Partnership ("TFLP"). TFLP holds a limited partnership interest in and is a minority owner of the Operating Partnership. Stanley K. Tanger, the Company's Chairman of the Board and Chief Executive Officer, is the sole general partner of TFLP.

As of December 31, 2001, our wholly owned subsidiaries owned 7,929,711 Units, and 80,600 Preferred Units (which are convertible into approximately 726,203 limited partnership Units) and TFLP owned 3,033,305 Units. TFLP's Units are exchangeable, subject to certain limitations to preserve our status as a REIT, on a one-for-one basis for our common shares. Preferred Units are automatically converted into limited partnership Units to the extent of any conversion of our preferred shares into our common shares.

2. Summary of Significant Accounting Policies

Principles of Consolidation - The consolidated financial statements include our accounts, our wholly-owned subsidiaries and the Operating Partnership. All significant intercompany balances and transactions have been eliminated in consolidation. Investments in real estate joint ventures that represent non-controlling ownership interests are accounted for using the equity method of accounting.

Minority Interest - Minority interest reflects TFLP's percentage ownership of the Operating Partnership's Units. Income is allocated to the TFLP based on its respective ownership interest.

Reclassifications - Certain amounts in the 2000 and 1999 financial statements have been reclassified to conform to the 2001 presentation.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Operating Segments - We aggregate the financial information of all centers into one reportable operating segment because the centers all have similar economic characteristics and provide similar products and services to similar types and classes of customers.

Rental Properties - Rental properties are recorded at cost less accumulated depreciation. Costs incurred for the construction and development of properties, including certain payroll, fringe benefits and direct and indirect project costs, are capitalized. The amount of these costs capitalized is based on our estimate of the amount of costs directly related to the construction or development of these assets. Direct costs to acquire assets are capitalized once the acquisition becomes probable. Depreciation is computed on the straight-line basis over the estimated useful lives of the assets. We generally use estimated lives ranging from 25 to 33 years for buildings, 15 years for land improvements and seven years for equipment. Expenditures for ordinary maintenance and repairs are charged to operations as incurred while significant renovations and improvements, including tenant finishing allowances, that improve and/or extend the useful life of the asset are capitalized and depreciated over their estimated useful life.

Buildings, improvements and fixtures consist primarily of permanent buildings and improvements made to land such as landscaping and infrastructure and costs incurred in providing rental space to tenants. Interest costs capitalized during 2001, 2000 and 1999 amounted to $551,000, $1,020,000 and $1,242,000 and development costs capitalized amounted to $616,000, $843,000 and $1,711,000, respectively. Depreciation expense for each of the years ended December 31, 2001, 2000 and 1999 was $26,585,000 $24,239,000 and $23,095,000, respectively.

The pre-construction stage of project development involves certain costs to secure land control and zoning and complete other initial tasks essential to the development of the project. These costs are transferred from other assets to developments under construction when the pre-construction tasks are completed. Costs of potentially unsuccessful pre-construction efforts are charged to operations when the project is abandoned.

Cash and Cash Equivalents - All highly liquid investments with an original maturity of three months or less at the date of purchase are considered to be cash and cash equivalents. Cash balances at a limited number of banks may periodically exceed insurable amounts. We believe that we mitigate our risk by investing in or through major financial institutions. Recoverability of investments is dependent upon the performance of the issuer.

Deferred Charges - Deferred lease costs consist of fees and costs incurred, including payroll, fringe benefits and other incremental direct costs, to originate successful operating leases and are amortized over the average minimum lease term. Deferred financing costs include fees and costs incurred to obtain long-term financing and are amortized over the terms of the respective loans. Unamortized deferred financing costs are charged to expense when debt is retired before the maturity date.

Impairment of Long-Lived Assets – Rental property held and used is reviewed for impairment in the event that facts and circumstances indicate the carrying amount of an asset may not be recoverable. In such an event, we compare the estimated future undiscounted cash flows associated with the asset to the asset's carrying amount, and if less, recognize an impairment loss in an amount by which the carrying amount exceeds its fair value. We believe that no material impairment existed at December 31, 2001.

Derivatives - We selectively enter into interest rate protection agreements to mitigate changes in interest rates on our variable rate borrowings. The notional amounts of such agreements are used to measure the interest to be paid or received and do not represent the amount of exposure to loss. None of these agreements are used for speculative or trading purposes. The cost of these agreements is included in deferred financing costs and is amortized on a straight-line basis over the life of the agreements.

On January 1, 2001 we adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" as amended by FAS 137 and FAS 138, (collectively, "FAS 133"). FAS 133 requires entities to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at their fair value. FAS 133 also requires us to measure the effectiveness, as defined by FAS 133, of all derivatives to be accounted for as hedges. We formally document our derivative transactions, including identifying the hedge instruments and hedged items, as well as our risk management objectives and strategies for entering into the hedge transaction. At inception and on a quarterly basis thereafter, we assess the effectiveness of derivatives used to hedge transactions. If a derivative is deemed effective, we record the change in fair value in other comprehensive income. If after assessment it is determined that a portion of the derivative is ineffective, then that portion of the derivative's change in fair value will be immediately recognized in earnings.

Income Taxes - We operate in a manner intended to enable us to qualify as a REIT under the Internal Revenue Code (the "Code"). A REIT which distributes at least 90% of its taxable income to its shareholders each year and which meets certain other conditions is not taxed on that portion of its taxable income which is distributed to its shareholders. We intend to continue to qualify as a REIT and to distribute substantially all of our taxable income to our shareholders. Accordingly, no provision has been made for Federal income taxes. We paid preferred dividends per share of $21.96, $21.87, and $21.76 in 2001, 2000 and 1999, respectively, all of which are treated as ordinary income. For income tax purposes, distributions paid to common shareholders consist of ordinary income, capital gains, return of capital or a combination thereof. For the year ended December 31, 1999, we elected to distribute all of our taxable capital gains. Dividends per share were taxable as follows:

Common dividends per share:	2001	2000	1999
Ordinary income	$ .536	$ .341	$ 1.328
Return of capital	1.902	2.087	1.039
Long-term capital gain	—	—	.048
	$ 2.438	$ 2.428	$ 2.415

The following reconciles net income available to common shareholders to taxable income available to common shareholders for the years ended December 31, 2001, 2000 and 1999:

	2001	2000	1999
Net income available to common shareholders	$ 5,341	$ 2,489	$ 13,671
Book/tax difference on:			
Depreciation and amortization	(667)	(1,114)	(3,763)
Gain/(Loss) on sale or disposal of real estate	(1,116)	643	(3,241)
Other differences	(176)	73	468
Taxable income available to common shareholders	3,382	2,091	7,135

Revenue Recognition – Base rentals are recognized on a straight-line basis over the term of the lease. Substantially all leases contain provisions which provide additional rents based on tenants' sales volume ("percentage rentals") and reimbursement of the tenants' share of advertising and promotion, common area maintenance, insurance and real estate tax expenses. Percentage rentals are recognized when specified targets that trigger the contingent rent are met. Expense reimbursements are recognized in the period the applicable expenses are incurred. Payments received from the early termination of leases are recognized when the applicable space is released, or, otherwise are amortized over the remaining lease term. Business interruption insurance proceeds received are recognized as other income over the estimated period of interruption.

Concentration of Credit Risk - We perform ongoing credit evaluations of our tenants. Although the tenants operate principally in the retail industry, the properties are geographically diverse. No single tenant accounted for 10% or more of combined base and percentage rental income during 2001, 2000 or 1999.

New Accounting Pronouncements - The Financial Accounting Standards Board (the "FASB") issued Statement of Financial Accounting Standards Nos. 141 and 142, "Business Combinations" and "Goodwill and Other Intangible Assets" ("FAS 141") and ("FAS 142"), respectively on June 29, 2001. The provisions of FAS 141 apply to all business combinations initiated after June 30, 2001. FAS 142 is required to be adopted beginning January 1, 2002. We currently do not have any assets identified as either goodwill or intangible assets.

In 2001, the FASB issued SFAS No. 143, "Accounting for Obligations Associated with Retirement of Long-Lived Assets" ("FAS 143"). FAS 143 establishes accounting standards for the recognition and measurement of an asset retirement obligation and its associated asset retirement costs. It also provides accounting guidance for legal obligations associated with the retirement of tangible long-lived assets. FAS No. 143 is effective for fiscal years beginning after June 15, 2002. We believe the provisions of FAS No. 143 will not have a significant effect on our results of operations or our consolidated financial position.

In 2001, the FASB issued Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("FAS 144"), which replaces SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of." ("FAS 121"). FAS 144 retains the requirements of FAS 121 to recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cashflows and to measure an impairment loss as the difference between the carrying amount and fair value of the asset. The provisions of FAS 144 are effective for financial statements issued for fiscal years beginning after December 15, 2001. We will implement the provisions of FAS 144 on January 1, 2002. We believe FAS 144 will not have a significant effect on our results of operations or our financial position.

Under both FAS No. 121 and 144, real estate assets designated as held for sale are stated at their fair value less costs to sell. We classify real estate as held for sale when our Board of Directors approves the sale of the assets and we have commenced an active program to sell the assets. Subsequent to this classification, no further depreciation is recorded on the assets. Under FAS No. 121, the operating results of real estate assets held for sale are included in continuing operations. Upon implementation of FAS No. 144 in 2002, the operating results of newly designated real estate assets held for sale will be included in discontinued operations in the consolidated results of operations. We currently do not have any assets that are held for sale.

Supplemental Cash Flow Information - We purchase capital equipment and incur costs relating to construction of new facilities, including tenant finishing allowances. Expenditures included in construction trade payables as of December 31, 2001, 2000 and 1999 amounted to $3,722,000, $9,784,000 and $6,287,000, respectively. Interest paid, net of interest capitalized, in 2001, 2000 and 1999 was $27,379,000 $25,644,000 and $23,179,000, respectively.

Other assets includes a receivable from the sale of real estate of $723,500 as of December 31, 2000.

3. Investments in Real Estate Joint Ventures

At December 31, 2001, our investment in unconsolidated real estate joint ventures, of which we own 50%, was $4.2 million. These investments are recorded initially at cost and subsequently adjusted for net equity in income (loss) and cash contributions and distributions and are included in other assets. Equity in income (loss) is included in other income. Our investment in real estate joint ventures is reduced by 50% of the profits earned for services we provided to the joint ventures.

Effective August 7, 2000, we announced the formation of a joint venture with C. Randy Warren Jr., former Senior Vice President of Leasing of the Company. The new entity, Tanger-Warren Development, LLC ("Tanger-Warren"), was formed to identify, acquire and develop sites exclusively for us. We agreed to be co-managers of Tanger-Warren, each with 50% ownership interest in the joint venture and any entities formed with respect to a specific project. As of December 31, 2001, our investment in Tanger-Warren amounted to approximately $9,000 and the impact of this joint venture on our results of operations has been insignificant.

In September 2001, we established a joint venture, TWMB Associates, LLC ("TWMB"), with respect to our Myrtle Beach, South Carolina project with Rosen-Warren Myrtle Beach LLC ("Rosen-Warren"). Rosen-Warren and we each own 50% of TWMB. Also, in September 2001 TWMB began construction on the first phase of a new 400,000 square foot Tanger Outlet Center in Myrtle Beach, SC. In conjunction with the beginning of construction, TWMB closed on a construction loan in the amount of $36.2 million with Bank of America, NA (Agent) and SouthTrust Bank, the proceeds of which will be used to develop the Tanger Outlet Center in Myrtle Beach, SC. As of December 31, 2001, the construction loan had a $10,000 balance. All debt incurred by this unconsolidated joint venture is secured by its property as well as various joint and several guarantees by us and by our respective venture partner.

We receive fees from TWMB for our respective development, leasing and other services and, upon the opening of phase one of the Myrtle Beach property, will receive on-going asset management fees. Since this project was under construction during 2001, the impact of this joint venture to our consolidated results of operations was insignificant.

Summary unaudited financial information of joint ventures accounted for using the equity method as of December 31, 2001 and 2000 is as follows (in thousands):

	2001	2000
Assets:		
Investment properties at cost, net	$ 7,348	$ —
Cash and cash equivalents	136	141
Other assets	2,199	175
Total assets	$ 9,683	$ 316
Liabilities and Owners' Equity		
Debt	$ 10	$ —
Accounts payable and other liabilities	1,030	85
Total liabilities	1,040	85
Owners' equity	8,643	231
Total liabilities and owners' equity	$ 9,683	$ 316

4. Accounting Change – Derivative Financial Instruments

Effective January 1, 2001, we adopted Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended by FAS 137 and FAS 138 (collectively, "FAS 133"). Upon adoption we recorded a cumulative effect adjustment of $216,500 loss, net of minority interest of $83,000, in other comprehensive income (loss). As discussed in Note 7, certain interest rate swap agreements were terminated during the first quarter of 2001 and the other comprehensive loss totaling $106,000, net of minority interest of $41,000, recognized at adoption relating to these agreements was reclassified to earnings. In accordance with the provisions of FAS 133, our sole remaining interest rate swap agreement has been designated as a cash flow hedge and is carried on the balance sheet at fair value. At December 31, 2001, the fair value of the hedge is recorded as a liability of $973,000 in accounts payable and accrued expenses. For the year ended December 31, 2001, the change in the fair value of the remaining derivative instrument was recorded as a $593,000 loss, net of minority interest of $227,000, to accumulated other comprehensive income. Total comprehensive income for the year ended December 31, 2001 is as follows (in thousands):

	2000
Net income	$ 7,112
Other comprehensive income (loss):	
Cumulative effect adjustment of FAS 133 adoption, net of minority interest of $83	(217)
Reclassification to earnings on termination of cash flow hedge, net of minority interest of $41	106
Change in fair value of cash flow hedge, net of minority interest of $227	(593)
Other comprehensive loss	(704)
Total comprehensive income	$ 6,408

5. Deferred Charges

Deferred charges as of December 31, 2001 and 2000 consists of the following (in thousands):

	2001	2000
Deferred lease costs	$14,467	$ 12,849
Deferred financing costs	8,210	6,697
	22,677	19,546
Accumulated amortization	(11,264)	(10,980)
	$11,413	$ 8,566

Amortization of deferred lease costs for the years ended December 31, 2001, 2000 and 1999 was $1,642,000, $1,578,000 and $1,459,000, respectively. Amortization of deferred financing costs, included in interest expense in the accompanying consolidated statements of operations, for the years ended December 31, 2001, 2000 and 1999 was $1,277,000, $1,264,000 and $1,005,000, respectively. During 2001 and 1999, we expensed the unamortized financing costs totaling $338,000 and $345,000 related to debt extinguished prior to its respective maturity date. Such amounts are shown as an extraordinary item in the accompanying consoidated statements of operations.

6. Related Party Transactions

In May 2000, the demand notes receivable totaling $3.4 million from Stanley K. Tanger, our Chairman of the Board and Chief Executive Officer, were converted into two separate term notes of which $2.5 million was due from Stanley K. Tanger and $845,000 was due from Steven B. Tanger, our President and Chief Operating Officer. The notes amortize evenly over five years with principal and interest at a rate of 8% per annum due quarterly. The balance of Stanley K. Tanger's note at December 31, 2001, through accelerated payments, was $797,000. Steven B. Tanger's note was paid in full during 2001. Additionally in August 2001, the Board of Directors amended the notes to adjust the interest rate from 8% per annum to 90 day LIBOR plus 1.75%.

During the first quarter of 2002, Stanley K. Tanger made a quarterly payment of $100,000.

7. Debt

Debt at December 31, 2001 and 2000 consists of the following (in thousands):	2001	2000
8.75% Senior, unsecured notes, maturing March 2001	$ —	$ 75,000
7.875% Senior, unsecured notes, maturing October 2004	60,509	75,000
9.125% Senior, unsecured notes, maturing February 2008	100,000	—
Mortgage notes with fixed interest:		
9.77%, maturing April 2005	14,822	15,099
9.125%, maturing September 2005	8,723	9,120
7.875%, maturing April 2009	63,968	64,980
7.98%, maturing April 2009	19,303	—
8.86%, maturing September 2010	16,420	16,614
Mortgage notes with variable interest:		
LIBOR plus 1.75%, maturing March 2006	53,500	29,500
Term note, unsecured, with variable interest:		
LIBOR plus 2.25%, maturing January 2002	—	20,000
Revolving lines of credit with variable interest rates ranging from either prime less .25% to prime or from LIBOR plus 1.60% to LIBOR plus 1.75%	20,950	41,530
	$358,195	$346,843

During 2001 we cancelled a $25 million revolving credit facility which reduced our unsecured lines of credit borrowing capacity to $75 million. All line of credit agreements expire in June 2003. Interest is payable based on alternative interest rate bases at our option. Certain of our properties, which had a net book value of approximately $181.7 million at December 31, 2001, serve as collateral for the fixed and variable rate mortgages.

The credit agreements require the maintenance of certain ratios, including debt service coverage and leverage, and limit the payment of dividends such that dividends and distributions will not exceed funds from operations, as defined in the agreements, for the prior fiscal year on an annual basis or 95% of funds from operations on a cumulative basis. All four existing fixed rate mortgage notes are with insurance companies and contain prepayment penalty clauses.

On February 9, 2001, we issued $100 million of 9.125% senior, unsecured notes, maturing on February 15, 2008. The net proceeds of $97 million were used to repay all of the outstanding indebtedness under our $75 million 8.75% notes which were due March 11, 2001. The net proceeds were also used to repay the $20 million LIBOR plus 2.25% term loan due January 2002 with Fleet National Bank and Bank of America. The interest rate swap agreements associated with this loan were terminated at a cost of $295,200 which has been included in interest expense. In addition, approximately $180,000 of unamortized costs were written off as an extraordinary item. The remaining proceeds were used for general operating purposes.

On March 26, 2001, we entered into a five year collateralized loan with Wells Fargo Bank for $24 million at a variable rate of LIBOR plus 1.75%. The proceeds were used to reduce amounts outstanding under existing lines of credit. Additionally on March 26, 2001, we extended the maturity date of our existing $29.5 million term loan with Wells Fargo Bank from July 2005 to March 2006.

On May 1, 2001, we entered into an eight year collateralized loan with John Hancock Life Insurance Company for $19.45 million at a fixed rate of 7.98%. The proceeds were used to reduce amounts outstanding under existing lines of credit.

During the fourth quarter of 2001, we purchased at par approximately $14.5 million of our outstanding 7.875% senior, unsecured public notes that mature in October 2004. The purchases were funded by amounts available under our unsecured lines of credit which do not mature until June 2003. Accordingly, approximately $158,000 of unamortized bond issuance costs were written off as an extraordinary item. Additionally during the first quarter of 2002, we have purchased at or below par, an additional $4.9 million of October 2004 notes bringing our total notes purchased to $19.4 million.

Maturities of the existing debt are as follows (in thousands):

Year	Amount	%
2002	$ 2,288	1
2003	23,785	7
2004	63,941	18
2005	23,888	7
2006	53,899	15
Thereafter	190,394	52
	$ 358,195	100

8. Derivatives and Fair Value of Financial Instruments

In December 2000, we entered an interest rate swap agreement effective through January 2003 with a notional amount of $25 million that fixed the 30 day LIBOR index at 5.97%. At December 31, 2001, we would have had to pay $973,000 to terminate the agreement.

In January 2000, we entered into interest rate swap agreements on notional amounts totaling $20 million. In order to fix the interest rate, we paid $162,000. As mentioned above in Note 7, these agreements subsequently were terminated in February 2001 at a cost of $295,200.

The carrying amount of cash equivalents approximates fair value due to the short-term maturities of these financial instruments. The fair value of debt at December 31, 2001 and 2000, estimated at the present value of future cash flows, discounted at interest rates available at the reporting date for new debt of similar type and remaining maturity, was approximately $358.2 and $346.1 million, respectively.

9. Shareholders' Equity

The Series A Cumulative Convertible Redeemable Preferred Shares (the "Preferred Shares") were sold to the public during 1993 in the form of Depositary Shares, each representing 1/10 of a Preferred Share. Proceeds from this offering, net of underwriters discount and estimated offering expenses, were contributed to the Operating Partnership in return for preferred partnership Units. The Preferred Shares have a liquidation preference equivalent to $25 per Depositary Share and dividends accumulate per Depositary Share equal to the greater of (i) $1.575 per year or (ii) the dividends on the common shares or portion thereof, into which a depositary share is convertible. The Preferred Shares rank senior to the common shares in respect of dividend and liquidation rights.

The Preferred Shares are convertible at the option of the holder at any time into common shares at a rate equivalent to .901 common shares for each Depositary Share. At December 31, 2001, 726,203 common shares were reserved for the conversion of Depositary Shares. The Preferred Shares and Depositary Shares may be redeemed at the option of the Company, in whole or in part, at a redemption price of $25 per Depositary Share, plus accrued and unpaid dividends.

During 1998, our Board of Directors authorized the repurchase of up to $6 million of our common shares. The timing and amount of purchases will be at the discretion of management. During 1999, we purchased and retired 48,300 common shares at a price of $958,000. We purchased no common shares during 2001 or 2000. The amount authorized for future repurchases remaining at December 31, 2001 totaled $4.8 million.

10. Shareholders' Rights Plan

On July 30, 1998, our Board of Directors declared a distribution of one Preferred Share Purchase Right (a "Right") for each then outstanding common share to shareholders of record on August 27, 1998. The Rights are exercisable only if a person or group acquires 15% or more of our outstanding common shares or announces a tender offer the consummation of which would result in ownership by a person or group of 15% or more of the common shares. Each Right entitles shareholders to buy one-hundredth of a share of a new series of Junior Participating Preferred Shares at an exercise price of $120, subject to adjustment.

If an acquiring person or group acquires 15% or more of our outstanding common shares, an exercisable Right will entitle its holder (other than the acquirer) to buy, at the Right's then-current exercise price, our common shares having a market value of two times the exercise price of one Right. If an acquirer acquires at least 15%, but less than 50%, of our common shares, the Board may exchange each Right (other than those of the acquirer) for one common share (or one-hundredth of a Class B Preferred Share) per Right. In addition, under certain circumstances, if we are involved in a merger or other business combination where we are not the surviving corporation, an exercisable Right will entitle its holder to buy, at the Right's then-current exercise price, common shares of the acquiring company having a market value of two times the exercise price of one Right. We may redeem the Rights at $.01 per Right at any time prior to a person or group acquiring a 15% position. The Rights will expire on August 26, 2008.

11. Earnings Per Share

A reconciliation of the numerators and denominators in computing earnings per share in accordance with Statement of Financial Accounting Standards No. 128, Earnings per Share, for the years ended December 31, 2001, 2000 and 1999 is set forth as follows (in thousands, except per share amounts):

	2001	2000	1999
NUMERATOR:			
Income before extraordinary item	$ 7,356	$ 4,312	$ 15,837
Less applicable preferred share dividends	(1,771)	(1,823)	(1,917)
Income available to common shareholders-numerator for basic and diluted earnings per share	5,585	2,489	13,920
DENOMINATOR:			
Basic weighted average common shares	7,926	7,894	7,861
Effect of outstanding share and unit options	22	28	11
Diluted weighted average common shares	7,948	7,922	7,872
Basic earnings per share before extraordinary item	$ .70	$ 0.32	$ 1.77
Diluted earnings per share before extraordinary item	$ .70	$ 0.31	$ 1.77

Options to purchase common shares excluded from the computation of diluted earnings per share during 2001, 2000 and 1999 because the exercise price was greater than the average market price of the common shares totaled 1,244,000, 1,270,078 and 683,218 shares. The assumed conversion of the preferred shares as of the beginning of each year would have been anti-dilutive. The assumed conversion of the Units held by TFLP as of the beginning of the year, which would result in the elimination of earnings allocated to the minority interest, would have no impact on earnings per share since the allocation of earnings to an Operating Partnership Unit is equivalent to earnings allocated to a common share.

12. Employee Benefit Plans

We have a non-qualified and incentive share option plan ("The Share Option Plan") and the Operating Partnership has a non-qualified Unit option plan ("The Unit Option Plan"). Units received upon exercise of Unit options are exchangeable for common shares. We account for these plans under APB Opinion No. 25, under which no compensation cost has been recognized.

Had compensation cost for these plans been determined for options granted since January 1, 1995 consistent with Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation ("SFAS 123"), our net income and earnings per share would have been reduced to the following pro forma amounts (in thousands, except per share amounts):

		2001	2000	1999
Net income:	As reported	$ 7,112	$ 4,312	$ 15,588
	Pro forma	$ 6,937	$ 4,094	$ 15,387
Basic EPS:	As reported	$ .67	$ .32	$ 1.74
	Pro forma	$ .65	$ .29	$ 1.71
Diluted EPS:	As reported	$ .67	$ .31	$ 1.74
	Pro forma	$ .65	$ .29	$ 1.71

Because the SFAS 123 method of accounting has not been applied to options granted prior to January 1, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 2000 and 1999, respectively: expected dividend yields ranging from 10% to 11%; expected lives ranging from 5 years to 7 years; expected volatility ranging from 20% to 23%; and risk-free interest rates ranging from 4.72% to 6.61%. There were no option grants in 2001.

We may issue up to 1,750,000 shares under The Share Option Plan and The Unit Option Plan. We have granted 1,529,310 options, net of options forfeited, through December 31, 2001. Under both plans, the option exercise price is determined by the Share and Unit Option Committee of the Board of Directors. Non-qualified share and Unit options granted expire 10 years from the date of grant and 20% of the options become exercisable in each of the first five years commencing one year from the date of grant.

Options outstanding at December 31, 2001 have exercise prices between $18.625 and $31.25, with a weighted average exercise price of $23.72 and a weighted average remaining contractual life of 4.75 years.

A summary of the status of the our two plans at December 31, 2001, 2000 and 1999 and changes during the years then ended is presented in the table and narrative below:

	2001		2000		1999	
	Shares	Wtd Avg Ex Price	Shares	Wtd Avg Ex Price	Shares	Wtd Avg Ex Price
Outstanding at beginning of year	1,475,270	$ 23.68	1,280,890	$ 24.63	1,069,060	$ 25.27
Granted	—	—	240,200	18.63	241,800	22.13
Exercised	(10,800)	18.625	—	—	(500)	23.80
Forfeited	(8,640)	23.66	(45,820)	23.72	(29,470)	26.94
Outstanding at end of year	1,455,830	$ 23.72	1,475,270	$ 23.68	1,280,890	$ 24.63
Exercisable at end of year	1,047,890	$ 24.25	888,230	$ 24.28	742.030	$ 24.08
Weighted average fair value of options granted	$ —		$ 1.20		$ 1.05	

We have a qualified retirement plan, with a salary deferral feature designed to qualify under Section 401 of the Code (the "401(k) Plan"), which covers substantially all of our officers and employees. The 401(k) Plan permits our employees, in accordance with the provisions of Section 401(k) of the Code, to defer up to 20% of their eligible compensation on a pre-tax basis subject to certain maximum amounts. Employee contributions are fully vested and are matched by us at a rate of compensation deferred to be determined annually at our discretion. The matching contribution is subject to vesting under a schedule providing for 20% annual vesting starting with the third year of employment and 100% vesting after seven years of employment. The employer matching contribution expense for the years 2001, 2000 and 1999 was immaterial.

Effective January 1, 2002, the vesting schedule of our 401(k) Plan was amended providing for 20% annual vesting starting with the second year of employment with 100% vesting after six years of employment.

13. Asset Write-Down

During November 2000, we terminated our contract to purchase twelve acres of land in Dania Beach/Ft. Lauderdale, FL. Because of this event, we wrote off all development costs associated with the site in Ft. Lauderdale. In addition, other costs associated with various other non-recurring development activities at other sites were written off. The total non-cash, non-recurring charge for abandoned development costs in the fourth quarter of 2000 was $1.8 million.

14. Disposition of Properties

In June 2000, we sold our centers in Lawrence, KS and McMinnville, OR. Net proceeds received from the sales totaled $7.1 million. As a result of the sales, we recognized a loss on sale of real estate of $5.9 million. The combined net operating income of these two centers represented approximately 1% of our total portfolio's operating income.

In December 2000, we sold the real estate that the Stroud, OK center was located on prior to its destruction in May 1999 by a tornado. The land and site work had a net book value of $1.8 million and we recognized a loss on sale of real estate of $1,046,000. The net proceeds from the sale of the real estate of approximately $723,500 were received in January 2001.

15. Supplementary Income Statement Information

The following amounts are included in property operating expenses for the years ended December 31, 2001, 2000 and 1999 (in thousands):

	2001	2000	1999
Advertising and promotion	$ 9,250	$ 9,114	$ 8,579
Common area maintenance	13,155	13,777	12,296
Real estate taxes	8,902	7,434	7,396
Other operating expenses	3,332	3,298	2,314
	$ 34,639	$ 33,623	$ 30,585

16. Lease Agreements

We are the lessor of a total of 1,147 stores in 29 factory outlet centers, under operating leases with initial terms that expire from 2002 to 2019. Most leases are renewable for five years at the lessee's option. Future minimum lease receipts under non-cancelable operating leases as of December 31, 2001 are as follows (in thousands):

2002	$ 67,523
2003	55,147
2004	43,520
2005	30,041
2006	17,328
Thereafter	40,422
	$ 253,981

17. Commitments and Contingencies

At December 31, 2001, there were no material commitments for construction of new developments or additions to existing properties. Commitments for construction represent only those costs contractually required to be paid by us.

We purchased the rights to lease land on which two of the outlet centers are situated for $1,520,000. These leasehold rights are being amortized on a straight-line basis over 30 and 40 year periods. Accumulated amortization was $664,000 and $615,000 at December 31, 2001 and 2000, respectively.

Our non-cancelable operating leases, with initial terms in excess of one year, have terms that expire from 2002 to 2085. Annual rental payments for these leases aggregated $2,333,000, $2,023,000 and $1,481,000, for the years ended December 31, 2001, 2000 and 1999, respectively. Minimum lease payments for the next five years and thereafter are as follows (in thousands):

2002	$ 2,264
2003	1,914
2004	1,832
2005	1,824
2006	1,819
Thereafter	64,401
	$ 74,054

We are also subject to legal proceedings and claims which have arisen in the ordinary course of business and have not been finally adjudicated. In our opinion, the ultimate resolution of these matters will have no material effect on our results of operations, financial condition or cash flows.

18. Quarterly Financial Information

The following table sets forth summary quarterly financial information for the years ended December 31, 2001 and 2000 (unaudited and in thousands, except per share data).

2001 by Quarter	First	Second	Third	Fourth
Total revenues	$ 26,720	$ 27,321	$ 27,485	$ 29,542
Income before minority interest and extraordinary item	1,110	1,763	2,277	4,342
Income before extraordinary item	925	1,398	1,770	3,263
Net income	795	1,398	1,770	3,149
Basic earnings per common share:				
Income before extraordinary item (1)	.06	.12	.17	.36
Net income (1)	.04	.12	.17	.35
Diluted earnings per common share:				
Income before extraordinary item (1)	.06	.12	.17	.35
Net income (1)	.04	.12	.17	.34

2000 by Quarter	First	Second	Third	Fourth
Total revenues	$ 25,817	$ 27,290	$ 27,346	$ 28,368
Income (loss) before minority interest and extraordinary item	3,517	(2,253)	3,344	660
Income (loss) before extraordinary item	2,669	(1,497)	2,541	599
Net income (loss)	2,669	(1,497)	2,541	599
Basic earnings per common share:				
Income (loss) before extraordinary item (1)	.28	(.25)	.26	.02
Net income (loss) (1)	.28	(.25)	.26	.02
Diluted earnings per common share:				
Income (loss) before extraordinary item (1)	.28	(.25)	.26	.02
Net income (loss) (1)	.28	(.25)	.26	.02

(1) Quarterly amounts may not add to annual amounts due to the effect of rounding on a quarterly basis.

Market For Registrant's Common Equity and Related Shareholder Matters

The Common Shares commenced trading on the New York Stock Exchange on May 28, 1993. The initial public offering price was $22.50 per share. The following table sets forth the high and low sales prices of the Common Shares as reported on the New York Stock Exchange Composite Tape, during the periods indicated.

2001	High	Low	Common Dividends Paid
First Quarter	$ 23.625	$ 19.750	$ .6075
Second Quarter	23.000	20.340	.6100
Third Quarter	23.000	19.100	.6100
Fourth Quarter	21.400	19.900	.6100
Year 2001	$ 23.625	$ 19.100	$ 2.4375

2000	High	Low	Common Dividends Paid
First Quarter	$ 22.875	$ 18.500	$ .6050
Second Quarter	24.000	18.875	.6075
Third Quarter	24.875	21.000	.6075
Fourth Quarter	23.125	19.500	.6075
Year 2000	$ 24.875	$ 18.500	$ 2.4275

As of March 1, 2002, there were approximately 704 shareholders of record. Certain of our debt agreements limit the payment of dividends such that dividends shall not exceed FFO, as defined in the agreements, for the prior fiscal year on an annual basis or 95% of FFO on a cumulative basis. Based on continuing favorable operations and available funds from operations, we intend to continue to pay regular quarterly dividends.


TANGER
OUTLET CENTERS

Company Information

Executive Offices

3200 Northline Avenue, Suite 360
Greensboro, North Carolina 27408
Phone: (336) 292-3010
FAX: (336) 852-2096
Internet: www.tangeroutlet.com
E-mail: tangermail@tangeroutlet.com

Share Information

Tanger Factory Outlet Centers, Inc. is incorporated under the laws of the State of North Carolina. It's common shares are listed on the New York Stock Exchange as follows:

Common shares:	SKT
Preferred depositary shares:	SKTPrA

Shareholder Accounts

Questions regarding shareholder accounts should be directed to Tanger's registrar and transfer agent:

EquiServe Trust Company, NA
P.O. Box 43010
Providence, R.I. 02949-3010
(781) 575-3400
Internet: www.EquiServe.com

Dividends

Dividends are paid on or about the 15th day of February, May, August and November.

Dividend Reinvestment and Share Purchase Plan

The Company's Dividend Reinvestment and Share Purchase Plan provides shareholders an opportunity to conveniently and economically increase their ownership in Tanger Factory Outlet Centers, Inc. Shareholders may have their dividends reinvested and/or optional cash investments automatically directed to our transfer agent to purchase additional shares at a nominal brokerage commission. For information describing the Plan, please contact Rochelle Simpson, Executive Vice President, Administration and Finance at (336) 292-3010, extension 136.

Financial Information

The Company's Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, is available upon request at no charge. For copies of these and other materials, contact Investor Relations at (336) 292-3010, extension 165.

Analyst Coverage

Legg Mason Wood Walker, Inc.
Merrill Lynch & Co.

Annual Meeting Notice

Shareholders are cordially invited to attend the annual meeting on Friday, May 17th, 2002 at 10:00 a.m. at the O. Henry Hotel, 624 Green Valley Road, Greensboro, North Carolina

Independent Auditors

PricewaterhouseCoopers LLP
Raleigh, North Carolina

Legal Counsel

Latham & Watkins, New York, New York
Vernon Vernon Wooten Brown Andrews & Garrett
Burlington, North Carolina


SKT
Listed
NYSE

Member New York Stock Exchange


NAREIT

Member National Association of Real Estate Investment Trusts, Inc.



Board of Directors

Stanley K. Tanger	Founder, Chairman of the Board and Chief Executive Officer
Steven B. Tanger	President and Chief Operating Officer
Jack Africk	Director since May 1993; Director of Crown Central Petroleum Corporation and Chairman of Evolution Consulting Group
William G. Benton	Director since May 1993; Chairman of the Board and Chief Executive Officer of Benton Investments and Diversified Senior Services, Inc.
Thomas E. Robinson	Director since January 1994; Managing Director of Legg Mason Wood Walker, Inc. and a Director of CenterPoint Property Trust

Directors
Officers
Department
Managers

Officers

Rochelle G. Simpson	Executive Vice President, Administration and Finance and Secretary
Willard A. Chafin, Jr.	Executive Vice President, Leasing, Site Selection, Operations & Marketing
Frank C. Marchisello, Jr.	Senior Vice President and Chief Financial Officer
Joseph H. Nehmen	Senior Vice President of Operations
Carrie A. Warren	Senior Vice President of Marketing
Kevin M. Dillon	Vice President of Construction
Lisa J. Morrison	Vice President of Leasing
Virginia R. Summerell	Treasurer and Assistant Secretary

Department Managers

Laura M. Atwell	Assistant Vice President of Marketing
Elizabeth J. Marshall	Assistant Vice President of Operations
Mary Anne Williams	Assistant Vice President of Human Resources
James F. Williams	Assistant Vice President and Controller
Rick L. Farrar	Assistant Vice President of Information Systems
Bruce E. Fry	Eastern Regional Director of Operations
Vanessa L. Irons	Mid-Western Regional Director of Operations


TANGER
OUTLET CENTERS

Tanger Factory Outlet Centers, Inc.
3200 Northline Avenue, Suite 360
Greensboro, North Carolina 27408
Phone: (336) 292-3010
Fax: (336) 852-2096
E-mail: tangermail@tangeroutlet.com
Website: www.tangeroutlet.com


SKT
Listed
NYSE

1255-AR-02